Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2023 and 2022 included as Exhibit 99.1 to this Report on Form 6-K, which have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended.

Unless otherwise indicated or the context otherwise requires, all references in this report to “Altamira Therapeutics Ltd.” or “Altamira,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to (i) Auris Medical Holding Ltd., a Bermuda company, the successor issuer to Auris Medical Holding AG, a Swiss Company, under Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the effective time of Redomestication (as defined herein), and (ii) to Altamira Therapeutics Ltd. after adoption of the new company name by resolution of Special General Meeting of Shareholders held on July 21, 2021. The trademarks, trade names and service marks appearing in this report are property of their respective owners.

Altamira Therapeutics Ltd. is an exempted company incorporated under the laws of Bermuda. We began our operations as a corporation organized in accordance with Swiss law and domiciled in Switzerland under the name Auris Medical Holding AG. Following shareholder approval at an extraordinary general meeting of shareholders held on March 8, 2019 and upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, we discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.” (the “Redomestication”). On March 18, 2019, the common shares of Auris Medical Holding Ltd. began trading on the Nasdaq Capital Market under the trading symbol “EARS”. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Following shareholders’ approval at an extraordinary general meeting of shareholders held on July 21, 2021 we changed our name to Altamira Therapeutics Ltd. On October 25, 2022, the Company effected a one-for-twenty reverse share split (the “2022 Reverse Share Split”) of the Company’s issued and outstanding common shares. All per share amounts and numbers of common shares in this report reflect the 2019 Reverse Share Split and the 2022 Reverse Share Split.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We maintain our books and records in Swiss Francs. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of September 11, 2023.

Overview

We are a clinical and commercial-stage biopharmaceutical company developing therapeutics that address important unmet medical needs. We are currently active in two areas: the development of RNA delivery technology and therapeutics for extrahepatic targets (OligoPhore™ / SemaPhore™ platforms; AM-401 for the treatment of KRAS driven cancer, AM-411 for the treatment of rheumatoid arthritis; preclinical), and nasal sprays for protection against airborne allergens, and where approved, viruses (Bentrio®; commercial) or the treatment of vertigo (AM-125; Phase 2). We have announced our intention to reposition activities around RNA delivery technology while exploring strategic options to either divest our non-RNA traditional businesses or partner them with one or several other companies. In particular, we announced that we are in active discussions for the divestiture or partnering of Bentrio® and inner ear therapeutics assets for certain territories.

Recent Developments

OligoPhore™ / SemaPhore™ platforms for extrahepatic RNA delivery

On July 5, 2023 we announced that we had entered into a collaboration and option agreement with Heqet Therapeutics s.r.l. (“Heqet”), a biotech spin-out from King’s College London. Under the terms of the agreement, Heqet will test nanoparticles based on Altamira’s OligoPhore™ delivery platform and comprising certain non-coding RNAs (ncRNAs) in the regeneration of damaged heart tissue following myocardial infarction in animal models. Upon successful conclusion of the experiments, Heqet will, under certain conditions, have the option to negotiate with Altamira for a license to use the Company’s technology and intellectual property to translate its findings into the development of therapeutics for cardiac regeneration.

In March 2023 we announced the publication of the results from two in vivo studies performed by independent research groups at Washington University School of Medicine (St. Louis, MO) using our SemaPhore™ platform. In a preprint, one research group presented animal data showing restriction of tumor growth with nanoparticles based on SemaPhore™ and ZBTB46 mRNA. Enforced ZBTB46 expression following treatment with the nanoparticles resulted in an immunostimulatory tumor microenvironment and restricted tumor growth. The effect was significantly potentiated when the treatment was combined with anti-PD1 immune checkpoint inhibition, suggesting that ZBTB46 mRNA delivered by SemaPhore™ nanoparticles could be an effective adjuvant therapy with immunotherapy in cancer management. Meanwhile, the other research group presented in a poster the results from an animal study with DNMT3B mRNA nanoparticles based on Altamira's SemaPhore™ delivery technology at the Osteoarthritis Research Society International World Congress in Denver (CO). Local (intra-articular) administration of the nanoparticles to mice with meniscal injury resulted in strong induction of DNMT3B protein as well as significantly reduced bone sclerosis, cartilage degeneration, and synovitis (inflammation of the connective tissue lining the inside of a joint capsule). Functional studies showed significantly decreased pain sensitivity and improved weight bearing in active treated mice compared to controls.

Bentrio® for protection against airborne allergens

On May 24, 2023, we announced positive results from the randomized controlled NASAR clinical trial evaluating Bentrio® nasal spray in patients with seasonal allergic rhinitis (SAR). The NASAR trial enrolled 100 SAR patients in Australia who were randomized at a 1:1 ratio to receive either Bentrio® or saline nasal spray for two weeks via self-administration three times per day, or as needed. For eligibility, patients had to have a baseline reflective Total Nasal Symptom Score (rTNSS) of at least 5 points out of 12, referring to the worst level of nasal congestion, sneezing, nasal itching, and rhinorrhea (runny nose) within the past 24 hours averaged over a one-week treatment-free run-in period. The primary efficacy endpoint was defined as the difference in the average rTNSS over the subsequent 2-week treatment period between Bentrio® and saline nasal spray, the current standard of care in drug-free SAR management.

The rTNSS decreased in the Bentrio® group from 6.9 points in the pre-treatment period to an average of 5.0 points over the 14-day treatment period (i.e. -1.9 points), while the saline spray group showed a decrease from 6.9 to 6.2 points (i.e. -0.8 points). The reduction in nasal symptoms conferred by Bentrio® was thus 2.4 times larger than with saline nasal spray. The difference in rTNSS reduction of 1.1 points in favor of Bentrio® was statistically significant in the ANCOVA (analysis of covariance) model (LSmeans; p = 0.012; 95% confidence interval -2.0 to -0.3), and the study thus met the primary efficacy endpoint. 63.3% of Bentrio®-treated study participants rated treatment efficacy as either good or very good vs. 29.2% of saline-treated participants. 73.5% of Bentrio®-treated study participants rated tolerability of the treatment as either good or very good vs. 85.5% of saline-treated participants.

On July 17, 2023, we announced the peer-reviewed publication of the positive results from our clinical trial with Bentrio® nasal spray in house dust mite (“HDM”) allergic rhinitis in the journal Clinical and Translational Allergy. The HDM trial enrolled 37 patients in Canada with a history of perennial allergic rhinitis ("PAR") who underwent controlled allergen exposure three times in a challenge chamber for three hours each. They were randomly assigned in an open label crossover design to receive either Bentrio® in a single or double dose, or no treatment, prior to allergen exposure. The primary endpoint was the change in the TNSS from baseline. The ANCOVA model demonstrated that Bentrio® treatment reduced the increase in mean TNSS during the 3-hour exposure by 1.1 points (-1.87 to -0.28 in the 95% confidence interval; p<0.01) vs. no treatment. Under Bentrio® treatment, the mean TNSS was 4.1 points vs. 5.2 points under no treatment. Administering two sprays rather than one puff did not yield any additional treatment benefits, confirming that a single application provides ample protection. A significant majority (86%) of study participants rated global tolerability of the treatment as good or very good.

On March 3, 2023 we announced the peer-reviewed publication of the positive results from a clinical trial evaluating the nasal residence time and rheological properties of Bentrio® in the journal Drug Development and Industrial Pharmacy. The study was performed on eight healthy volunteers that were administered Bentrio® or a classic saline nasal spray marked with a fluorescent agent to track the distribution within the nasal cavity and the nasal residence time for up to 240 minutes. Participants were administered a single dose or, in case of Bentrio®, also a repeated dose at a different spray angle. Bentrio® was found to be widely distributed in the lower to middle parts of the nasal cavity, which is where airborne allergen particles typically collect. The thin protective film was present for 210 minutes. There were no meaningful differences between single and repeated dose application of Bentrio®, confirming that one application is sufficient. In contrast, saline nasal spray showed a shorter nasal residence time of 60 minutes only.

On July 20, 2023, we announced that we entered into an exclusive agreement with Pharma Nordic AS for the marketing and distribution of Bentrio® in Norway and potentially further Scandinavian countries. The collaboration agreement will allow Pharma Nordic to market and commercialize Bentrio® in Norway beginning in the first quarter of 2024, and, subject to meeting certain milestones, also in Sweden, Finland, and Denmark later on. Discussions with potential marketing and distribution partners for the US and other key markets were still ongoing at the time of filing of the present half-year report.

AM-125 in acute vestibular syndrome

On June 29, 2023, the FDA completed its review of the Company’s IND application for AM-125 (betahistine nasal spray) in acute vestibular syndrome (AVS) and concluded that the proposed Phase 2 clinical trial with AM-125 in the treatment of posterior canal benign paroxysmal positional vertigo (BPPV), the most common type of vertigo, may proceed. The regulatory clearance opens the way for the clinical evaluation of AM-125 also in the United States. An earlier Phase 2 clinical trial conducted in Europe (the TRAVERS trial) demonstrated that a four-week treatment course with AM-125 in AVS patients, following surgical removal of a tumor behind the inner ear, was well tolerated and helped to accelerate vestibular compensation enabling patients to regain balance and recover faster. The new Phase 2 trial is designed to demonstrate AM-125’s tolerability and clinical utility also in BPPV.

On June 13. 2022 we had announced positive top-line data from our Phase 2 TRAVERS trial with AM-125 (intranasal betahistine) in acute vertigo. The randomized, double-blind, placebo-controlled TRAVERS trial enrolled at more than ten study sites across Europe a total of 124 patients who suffered from acute vertigo following surgery for the removal of a tumor. Patients were randomized to receive either AM-125 at up to 20 mg or a placebo three times daily for four weeks, which was followed by a two-week treatment-free observation period. In addition, all trial participants followed a standardized course of vestibular rehabilitation therapy. Improvement in the “Tandem Romberg” test, which measures how long patients are able to maintain balance with their two feet aligned one after the other while they have their eyes closed, served as the primary efficacy outcome. For reference, the trial also included 16 patients who received ‘open label’ oral betahistine at 16 mg three times daily (the approved dose in most countries worldwide).

The TRAVERS trial demonstrated good safety and tolerability of AM-125. Further, administration of AM-125 resulted in a dose- and time-dependent improvement in balance and vestibular compensation. At treatment period end, on average, patients treated with 20 mg AM-125 managed to maintain balance for 10.9 seconds vs. 7.4 seconds for placebo treated patients in the "intention to treat" analysis and 12.5 seconds vs. 7.5 seconds in the "per protocol" analysis (p = 0.08 and 0.02, respectively). This was corroborated by a higher frequency of complete resolution of spontaneous eye movements (nystagmus), a hallmark and objective indicator of vestibular imbalance and vertigo (34.5% vs. 20.0% after the treatment period and 45.2% vs. 25.8% after six weeks). On April 12, 2023, we announced that results from the TRAVERS trial were published following peer review in the journal Otology & Neurotology.

Public offering of common shares

On July 6, 2023 we announced the pricing of a public offering of 11,111,112 common shares (or pre-funded warrants in lieu thereof) accompanied by common warrants to purchase up to 11,111,112 common shares, at a combined public offering price of $0.45 per share (or pre-funded warrant in lieu thereof) and accompanying common warrant. The common warrants have an exercise price of CHF 0.40 per share, are immediately exercisable upon issuance and will expire five years from the date of issuance. The offering closed on July 10, 2023, subject to the satisfaction of customary closing conditions. The gross proceeds to the Company from this offering were $5.0 million, before deducting the placement agent's fees and other offering expenses payable by the Company. Net proceeds were CHF 3.7 million.

Loans

On April 13, 2023, the Company and FiveT IM amended the conversion price of the $5 million 2022 FiveT Loan to a fixed price equal to the lower of (a) the mean daily trading volume weighted average price (“VWAP”) of the Company’s common shares on the Nasdaq Stock Market on the 20 trading days preceding the effective date of the amendment or (b) 90% of the VWAP on the effective date of the amendment. From April 13, 2023 to April 17, 2023, FiveT IM converted the entire loan including accrued interest into an aggregate of 4,341,012 common shares at an average conversion price of $1.4475 per share. As a result, the 2022 FiveT Loan is no longer outstanding and has been terminated.

On May 1, 2023, the Company entered into a new convertible loan with FiveT IM, pursuant to which FiveT IM loaned the Company CHF 2,500,000. The 2023 FiveT Loan bears interest at the rate of 10% per annum and matures on March 4, 2025, convertible at a rate of CHF 1.42 per common share. FiveT IM will have the right to convert all or part of the convertible loan, including accrued and unpaid interest, at its option, into common shares, subject to the limitation that FiveT IM own no more than 4.99% of the common shares at any time. Further, FiveT IM received warrants to purchase an aggregate of 1,625,487 common shares at an exercise price of CHF 1.538 per common share, which may be exercised up to five years.

Commencing 60 days after May 4, 2023, but not before July 1, 2023 and subject to availability of an effective registration statement, the Company must repay at least 1/20th of the outstanding 2023 FiveT Loan plus accrued interest pro rata in monthly tranches which, at the Company’s discretion, may be paid at any time during the month either in: (i) cash plus 3% or (ii) common shares, or a combination of both. Such shares will be priced at the lower of (i) the mean daily trading volume weighted average price for the common shares on the 20 trading days preceding the repayment date or (ii) 90% of the daily trading volume weighted average price for common shares on the repayment date. The Company may repay all or part of the 2023 FiveT Loan after three months. Until March 31, 2024, FiveT IM may cause the Company to redeem the 2023 FiveT Loan for cash in an amount of up to 20% of the cash proceeds from an out-licensing or divestiture transaction executed by the Company that results in gross cash proceeds of at least CHF 1,000,000.

On May 12, 2023, the Company and the lenders of loans granted in September and December 2022 with a total notional amount of CHF 950,000 amended the respective loan agreements. The maturity date of the loans was extended from May 31, 2023 to July 31, 2023 and the strike price for the warrants attached to the loans was lowered from CHF 7.20 and CHF 4.4512 to CHF 0.881 per common share, which is the Swiss Franc equivalent of the trading volume weighted average price for common shares on the NASDAQ stock exchange on the trading day preceding the date of the amendment, for the September 2022 and the December 2022 loans, respectively. In addition, the Company and the lenders of the September 2022 loan introduced a right for lenders to convert the loan into common shares of the Company at CHF 1.12 per common share, which is the Swiss Franc equivalent of 120% of the mean daily trading volume weighted average price for common shares on the NASDAQ stock exchange on the 20 trading days preceding the date of the amendment, and a right for the Company to repay the loan in common shares of the Company priced at the lower of (i) the mean daily trading volume weighted average price for the common shares on the 20 trading days preceding the repayment date or (ii) 90% of the daily trading volume weighted average price for common shares on the repayment date. All September and December 2022 loans were repaid on July 15, 2023.

Nasdaq continued listing deficiencies

On May 25, 2023, the Company received written notification from the Listing Qualifications Department of Nasdaq indicating that based on the Company’s shareholders’ equity of $(8.3) million for the period ended December 31, 2022, the Company is no longer in compliance with the minimum shareholders’ equity requirement of $2.5 million as set forth in Nasdaq Listing Rule 5550(b)(1) for continued listing on Nasdaq. On July 10, 2023, the Company submitted a plan to Nasdaq to regain compliance with the Stockholders’ Equity Requirement, and on July 25, 2023 Nasdaq notified the Company that it would be granted an extension until November 21, 2023, to demonstrate compliance with Listing Rule 5550(b)(1) to meet the continued listing requirements of Nasdaq, conditioned upon the Company evidencing compliance with the listing rule.

In addition, on June 26, 2023 the Company received a letter from the Listings Qualifications Department of Nasdaq notifying the Company that the minimum bid price per share for its common shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Deficiency”). This Nasdaq notification does not result in the immediate delisting of the Company’s common shares, and the shares will continue to trade uninterrupted.

The Company has a compliance period of 180 calendar days (the “Compliance Period”), i.e. up to December 26, 2023, to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s common shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by the end of the Compliance Period, the Company may be eligible for an additional 180 days. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to remediate the deficiency during the second compliance period, by effecting a reverse share split, if necessary.

2022 reverse share split

On October 25, 2022, we effected a reverse share split (the “2022 Reverse Share Split”) of our common shares at a ratio of one-for-twenty. When the reverse share split became effective, every 20 of our pre-split issued and outstanding common shares, par value 0.01 per share, were combined into one common share, par value CHF 0.20 per share. Effecting the 2022 Reverse Share Split reduced the number of our issued and outstanding common shares from 21,494,261 common shares to 1,074,713 common shares. It also simultaneously adjusted outstanding options issued under our equity incentive plan and outstanding warrants to purchase common shares. All per share amounts and numbers of common shares in this management’s discussion and analysis reflect the 2022 Reverse Share Split.

Collaboration and License Agreements

On December 11, 2020, we entered into an Exclusive License Agreement with Washington University located in St. Louis, Missouri (“WU”). Pursuant to the Agreement, WU granted us an exclusive, worldwide, royalty-bearing license (with the right to sublicense) during the term of the agreement under certain patent rights owned or controlled by WU to research, develop, make, have made, sell, offer for sale, use and import pharmaceutical products covered under such patent rights for all fields of use. Such licensed products may include “silencing RNA” (siRNAs) pharmaceutical preparations formulated in combination with our proprietary delivery technologies. In consideration for such worldwide, exclusive license, we will be obligated to pay WU: annual license maintenance fees in the low five figures through first commercial sale; pre-clinical and clinical regulatory milestones; sales milestones; and a low single digit royalty based on annual net sales of licensed products worldwide for at least the applicable patent term or period of marketing exclusivity, whichever is longer, but in no case less than a minimum royalty term of 12 years; and a percentage share (in the double digits) of sublicensing revenues received by the Company in connection with licensed products. Such regulatory and sales milestones may total up to an aggregate of USD 4,375,000. In the event the Company fails to meet certain regulatory diligence milestones, WU will have the right to terminate the license.

Research and Development Expense

Our research and development expense is highly dependent on the development phases of our research projects and therefore may fluctuate substantially from period to period. Our research and development expense mainly relates to the following key programs:

●	AM-401 for KRAS Driven Cancer. Through the acquisition of Trasir Therapeutics Inc. in 2021 we entered the field of RNA delivery technology. In July 2021 we announced the selection of KRAS-driven cancer as the first therapeutic indication for our OligoPhore™ oligonucleotide delivery platform. The therapeutic objective for AM-401 is to slow down KRAS driven tumor cell proliferation or to stop it altogether by delivering siRNA specifically inside tumor cells for gene knock down. The siRNA is targeting different KRAS mutations (polyKRASmut). We aim to advance the AM-401 program through preclinical studies with the objective of filing for an IND in 2024. In this context, we initiated various development work relating to the peptide and siRNA components of AM-401.

●	AM-411 for Rheumatoid Arthritis. In July 2022 we announced the initiation of AM-411, our second development project for an RNA therapeutic based on the OligoPhore™ delivery platform. AM-411 seeks to treat rheumatoid arthritis (RA) by targeting siRNA at p65, one of the main transcriptional regulators of the NF-kB pathway and a key checkpoint in RA inflammation. We aim to advance the AM-411 program through preclinical studies with the objective of filing for an IND in 2024.

●

AM-125 for Vertigo. We have been developing AM-125 as a reformulation of betahistine for intranasal delivery. In 2019 we initiated the “TRAVERS” Phase 2 trial to evaluate the safety and efficacy of AM-125 in 124 patients suffering from acute vestibular syndrome following surgery. In June 2022 we reported top-line results from the trial showing good tolerability and a dose- and time-dependent improvement in balance and signs and symptoms of vestibular dysfunction. In parallel to the clinical development, we have been conducting various preclinical studies with AM-125 and working on the analytical and process development for the manufacturing of the drug product. The FDA cleared our IND application in June 2023 which will allow for the conduct of clinical trials in the U.S. In the context of our strategic transition to become a company focused on RNA delivery technology, we intend to out-license or sell the AM-125 program.

●

Bentrio® for Allergy and Viral Infection: In September 2020 we announced the launch of the development of AM-301, a drug-free nasal spray for protection against airborne viruses and allergens. Following formulation development, we tested AM-301 first in vitro in a series of experiments using reconstituted human nasal epithelia. Our clinical development in allergic rhinitis comprised four trials: one study each with controlled exposure to grass pollen for 4 hours and to house dust mites for 3 hours (both with 36 patients), one study on the distribution and residence time of AM-301 within the nasal cavity (8 healthy volunteers), and one study with environmental exposure to seasonal allergens for two weeks (NASAR trial; 100 patients). The two challenge studies were completed in 2021 and 2022 and showed good tolerability and protective effects of AM-301 for 3-4 hours; the extended nasal residence time of the formulation within the nasal cavity was confirmed in the trial with human volunteers. The NASAR trial demonstrated a statistically significant and clinically relevant improvement in nasal symptoms and health related quality of life in seasonal allergic rhinitis (SAR) and was also superior in efficacy outcomes to saline nasal spray, the current standard of care in drug free treatments for SAR. In viral infection, we conducted a trial in patients suffering from acute COVID-19 in 2022; top-line results were presented as inconclusive in early 2023.

Other research and development expenses mainly relate to the maintenance of our late-stage projects Sonsuvi® (AM-111) and Keyzilen® (AM-101) and pre-clinical studies of AM-102 (second generation tinnitus treatment).

For a discussion of our other key financial statement line items, please see “Item 5—Operating and Financial Review and Prospects–Operating results — Financial Operations Overview” in the Annual Report.

Results of Operations

The numbers below have been derived from our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2023 and 2022. The discussion below should be read along with this financial information, and it is qualified in its entirety by reference to them.

Comparison of the six months ended June 30, 2023 and 2022:

	Six months ended
	June 30
	2023	2022	Change
	(in thousands of CHF)%
Revenue	105	291	(64)%
Cost of sales	(212)	(1,192)	(82)%
Gross profit	(107)	(901)	(88)%
Other operating income	111	256	(57)%
Research and development	(2,261)	(3,564)	(37)%
Sales and marketing	(161)	(2,130)	(92)%
General and administrative	(2,168)	(2,076)	4%
Operating loss	(4,586)	(8,415)	(46)%
Finance expense	(861)	(379)	127%
Finance income	37	509	(93)%
Loss before tax	(5,410)	(8,285)	(35)%
Income tax gain	(11)	46	(124)%
Net loss attributable to owners of the Company	(5,421)	(8,239)	(34)%
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability	(29)	210	(114)%
Items that are or may be reclassified to profit and loss
Foreign currency translation differences	138	(63)	(319)%
Other comprehensive loss	109	147	(26)%
Total comprehensive loss attributable to owners of the company	(5,312)	(8,092)	(34)%

Revenue

Revenue for the first half-year of 2023 and 2022 consists of product sales of Bentrio®, a drug-free nasal spray for protection against airborne viruses and allergens. Sales in the first six months of 2023 were lower than in the first six months of 2022 as we reduced marketing activities in Europe in anticipation of partnering the product in that region, lower demand related to the COVID-19 pandemic and delays in certain product deliveries to distributors.

Cost of sales

	Six months ended
	June 30
	2023	2022	Change
	(in thousands of CHF)%
Product purchases, packaging and logistics	(198)	(348)	(43)%
Employee benefits and expenses	-	(79)	(100)%
Inventory write-down	(14)	(765)	(98)%
Total	(212)	(1,192)	(82)%

As of June 30, 2023, the Company’s inventory consisted of finished goods and materials related to Bentrio®. The product has a limited shelf life, which may affect the saleability of the product, and is packaged in various configurations (stock keeping units, “SKUs”) for different markets and in different languages to address specific requirements under national rules and regulations or by trade channels. Based on a management review of the inventory as of June 30, 2023 for any obsolete or slow-moving items, the Company wrote down inventories in the amount of CHF 14,421 (June 30, 2022: CHF 764,844). The amount of the write down was expensed to the income statement under Cost of Sales.

Research and development expense

	Six months ended
	June 30
	2023	2022	Change
	(in thousands of CHF)%
Clinical projects	(489)	(1,375)	(64)%
Pre-clinical projects	(125)	(274)	(54)%
Drug manufacturing and substance	(111)	(348)	(68)%
Employee benefits	(1,180)	(1,324)	(11)%
Other research and development expenses	(356)	(243)	47%
Total	(2,261)	(3,564)	(37)%

Research and development expenses amounted to CHF 2.3 million in the six months ended June 30, 2023. This represents a decrease of CHF 1.3 million compared to the six months ended June 30, 2022. Research and development expenses reflected the following:

●	Capitalization of internal costs for AM-125. On December 31, 2022, capitalized internal development costs related to AM-125 were fully impaired. In the six months ended June 30, 2023, no development costs were capitalized, compared to capitalized development costs of CHF 1.5 million for the six months ended June 30, 2022.

●	Clinical projects. In the six months ended June 30, 2023 clinical expenses were lower than in the six months ended June 30, 2022 by CHF 0.9 million as clinical trials were wound down.

●	Pre-clinical projects. In the six months ended June 30, 2023, pre-clinical expenses were lower by CHF 0.1 million compared to the six months ended June 30, 2022 due to lower activity levels.

●	Drug manufacture and substance. In the six months ended June 30, 2023, drug manufacture and substance related costs decreased by CHF 0.2 million compared to the six months ended June 30, 2022 primarily due to lower levels of project work related to our AM-125 and AM-301 programs.

●	Employee benefits. Employee expenses decreased by CHF 0.1 million in the six months ended June 30, 2023 compared to the same period in 2022 due to a lower headcount.

●	Other research and development expenses. Other research and development expenses increased by CHF 0.1 million in the six months ended June 30, 2023 compared to the same period in 2022 which was primarily due to higher expenditures for intellectual property filings and prosecution.

Sales and marketing expense

	Six months ended
	June 30
	2023	2022	Change
	(in thousands of CHF)%
Marketing and sales expenses	(35)	(2,028)	(98)%
Employee benefits and expenses	(126)	(102)	(24)%
Total	(161)	(2,130)	(92)%

In the first half of 2023 marketing and sales expenditures were significantly reduced compared to the first half of 2022, reflecting our decision to reduce activities in the context of our intention to partner Bentrio® for North America, Europe and other key markets. Marketing and sales expenses in the first half of 2022 were related to the commercial launch of Bentrio® in selected European countries.

General and administrative expense

	Six months ended
	June 30
	2023	2022	Change
	(in thousands of CHF)%
Employee benefits	(337)	(405)	(17)%
Lease expenses	(9)	(7)	29%
Business development	(6)	(7)	(14)%
Travel and representation	(17)	(33)	(48)%
Administration costs	(1,739)	(1,565)	11%
Depreciation Right-of-use assets	(60)	(59)	2%
Total	(2,168)	(2,076)	4%

General and administrative expense increased to CHF 2.2 million in the six months ended June 30, 2023 compared to CHF 2.1 million in the same period in the previous year, primarily due to higher general and administration costs related to the preparation of equity offerings, which was partly offset by lower employee benefit costs.

Finance income and finance expense

	Six months ended June 30
	2023	2022
	(in thousands of CHF)
Interest income	-	-
Net foreign exchange gain	-	58
Revaluation gain from derivative financial instrument	-	451
Gain on modification of financial instruments	37	-
Total finance income	37	509
Interest expense (incl. bank charges)	533	377
Net foreign exchange loss	117	-
Revaluation loss from derivative financial instrument	204	-
Loss on derecognition of financial instruments	7	-
Transaction Costs	-	1
Total finance expense	861	378
Finance income/(expense), net	(824)	131

Interest expense

Interest expense in the six months ended June 30, 2023 of CHF 532,980 (June 30, 2022: CHF 376,848) includes interest on the 2022 and 2023 FiveT Loans, the September and December 2022 loans, as well as interest related to lease liabilities and bank charges.

Foreign currency exchange gain / (loss), net

For the six months ended June 30, 2023, fluctuations in foreign currency exchange rates resulted in a loss of CHF 116,477, compared to a gain of CHF 58,293 during the same period in the previous year.

Revaluation gain / (loss) from derivative financial instruments

For the six months ended June 30, 2023, the revaluation loss of CHF 204,344 from derivative financial instruments is related to the revaluation of the financial derivatives embedded in the 2022 FiveT Loan and the revaluation of the derivative asset related to the LPC commitment fee. In the six months ended June 30, 2022, there was a revaluation gain from embedded derivative financial instruments of CHF 449,614.

On January 30, 2018 we issued 1,875 warrants in connection with a direct offering of 3,125 common shares, each warrant entitling its holder to purchase one common share at an exercise price of USD 2,000.00 per common share. As of June 30, 2023, the fair value of the warrants amounted to CHF 0. The revaluation gain of the derivative for the six months ended June 30, 2023 amounted to CHF 0, compared to a revaluation gain of CHF 1,233 in the same period in 2022.

Cash flows

Comparison of the six months ended June 30, 2023 and 2022

The table below summarizes our cash flows for the six months ended June 30, 2023 and 2022:

	Six months ended
	June 30
	2023	2022
	(in thousands of CHF)
Net cash used in operating activities	(7,715)	(5,584)
Net cash used in investing activities	-	(1,533)
Net cash from financing activities	7,699	6,542
Net effect of currency translation on cash	51	(36)
Cash and cash equivalents at beginning of the period	15	984
Cash and cash equivalents at end of the period	50	373

Cash and funding sources

On February 4, 2022, the Company entered into a convertible loan agreement, as amended (the “Loan Agreement”) with FiveT IM (the “Lender”), pursuant to which the Lender agreed to loan to the Company CHF 5,000,000 (the “2022 FiveT Loan”), which bore interest at the rate of 10% per annum and matured 12 months from the date (the “Disbursement Date”) the loan proceeds were disbursed to the Company, which occurred on February 8, 2022.

On April 13, 2023, the Company and FiveT Investment Management Ltd. (“FiveT IM”) entered into an amendment to the 2022 FiveT Loan (see Note 5) the “FiveT Loan Amendment”), which amended the conversion price of the 2022 FiveT Loan to a fixed price equal to the lower of (a) the mean daily trading volume weighted average price (“VWAP”) of the Company’s common shares on the Nasdaq Stock Market on the 20 trading days preceding the effective date of the FiveT Loan Amendment or (b) 90% of the VWAP on the effective date of the FiveT Loan Amendment. From April 13, 2023 to April 17, 2023, FiveT IM converted the entire 2022 FiveT Loan into an aggregate of 4,341,012 common shares at an average conversion price of $1.4475 per share. As a result, the 2022 FiveT Loan is no longer outstanding and has been terminated.

On May 1, 2023, the Company entered into a convertible loan agreement with FiveT IM, pursuant to which FiveT IM has agreed to loan to the Company CHF 2,500,000, which bears interest at the rate of 10% per annum and matures 22 months from May 4, 2023 (the “2023 FiveT Loan”). FiveT IM will have the right to convert all or part of the convertible loan, including accrued and unpaid interest, at its option, into common shares, subject to the limitation that FiveT IM own no more than 4.99% of the common shares at any time. The conversion price was fixed at CHF 1.42 per common share (subject to adjustment for share splits or other similar events). Further, FiveT IM received warrants to purchase an aggregate of 1,625,487 common shares at an exercise price of CHF 1.538 per common share, which may be exercised up to five years.

Commencing 60 days after May 4, 2023, but not before July 1, 2023 and subject to availability of an effective registration statement, the Company must repay at least 1/20th of the outstanding loan plus accrued interest pro rata in monthly tranches which, at the Company’s discretion, may be paid at any time during the month either in: (i) cash plus 3% or (ii) common shares, or a combination of both. Such shares will be priced at the lower of (i) the mean daily trading volume weighted average price for the common shares on the 20 trading days preceding the repayment date or (ii) 90% of the daily trading volume weighted average price for common shares on the repayment date. The Company may repay all or part of the convertible loan after three months. Until March 31, 2024, FiveT may cause the Company to redeem the convertible loan for cash in an amount of up to 20% of the cash proceeds from an out-licensing or divestiture transaction executed by the Company that results in gross cash proceeds of at least CHF 1,000,000.

On December 28, 2022, the Company entered into two separate loan agreements with two private investors (the “Private Lenders”), pursuant to which Private Lenders have agreed to loan to the Company an aggregate of CHF 250,000 and CHF 100,000, respectively, which loans bear interest at the rate of 5% per annum and mature as of May 30, 2023. The Company agreed to grant to the Private Lenders warrants to purchase an aggregate 33,700 and 13,480 common shares, respectively. The warrants are exercisable at an exercise price of CHF 4.4512 per share for up to five years from the date of issuance. On May 12, 2023, the Company and the Private Lenders entered into an amendment to the loan agreement, which extended the maturity date of the loan from May 31, 2023 to July 31, 2023 and lowered the strike price for the Warrants attached to the loan to CHF 0.881 per common share, which is the Swiss Franc equivalent of the trading volume weighted average price for common shares on the NASDAQ stock exchange on the trading day preceding the date of the amendment. The loans were repaid on July 15, 2023.

On September 9, 2022, the Company entered into a loan agreement with FiveT IM, Dominik Lysek and Thomas Meyer, the Company’s CEO (the “Lenders”), pursuant to which the Lenders have agreed to loan to the Company an aggregate of CHF 600,000 (the “September 2022 Loan Agreement”), which loan bears interest at the rate of 5% per annum and matures as of March 31, 2023. The Company agreed to issue to the Lenders warrants to purchase an aggregate 41,666 common shares. Such warrants became exercisable immediately at an exercise price of CHF 7.20 per share, may be exercised up to five years from the date of issuance and may be exercised on a cashless basis in certain circumstances specified therein. Mr. Meyer lent CHF 200,000 of the total principal amount. On May 12, 2023, the Company and the Lenders entered into an amendment to the loan agreement, which extended the maturity date of the loan from May 31, 2023 to July 31, 2023, introduced a right for Lenders to convert the loan into common shares of the Company at CHF 1.12 per common share, which is the Swiss Franc equivalent of 120% of the mean daily trading volume weighted average price for common shares on the NASDAQ stock exchange on the 20 trading days preceding the date of the amendment, and a right for the Company to repay the loan in common shares of the Company priced at the lower of (i) the mean daily trading volume weighted average price for the common shares on the 20 trading days preceding the repayment date or (ii) 90% of the daily trading volume weighted average price for common shares on the repayment date, and lowered the strike price for the Warrants attached to the loan to CHF 0.881 per common share, which is the Swiss Franc equivalent of the trading volume weighted average price for common shares on the NASDAQ stock exchange on trading day preceding the date of the amendment. The loan was repaid on July 15, 2023.

On December 5, 2022, we entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“LPC” and the “2022 Commitment Purchase Agreement”). Pursuant to the purchase agreement, LPC agreed to subscribe for up to $10.0 million of our common shares over the 24-month term of the purchase agreement. As consideration for LPC’s irrevocable commitment to purchase common shares upon the terms of and subject to satisfaction of the conditions set forth in the 2022 Commitment Purchase Agreement, the Company agreed to issue 50,000 common shares immediately to LPC as commitment shares. In the first six months of 2023, we issued a total of 350,000 of our common shares to LPC for an aggregate amount of $854’475 under the 2022 Commitment Purchase Agreement.

The 2022 Commitment Purchase Agreement effectively replaced the 2020 Commitment Purchase Agreement. Under the 2020 Commitment Purchase Agreement LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the Purchase Agreement. Prior to its termination we had issued 325,000 common shares for aggregate proceeds of $4.0 million to LPC under the 2020 Commitment Purchase Agreement.

On November 30, 2018, as amended on April 5, 2019 the Company entered into a sales agreement, as amended (the “A.G.P. Sales Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”). Pursuant to the terms of the A.G.P. Sales Agreement, the Company may offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, the Company may sell common shares up to a maximum aggregate offering price of USD 25.0 million. In the first six months of 2023, the Company sold 2,082,939 of its common shares for aggregate proceeds of $5,106,090.43. As of the date of the present report, we have sold 2,470,249 of our common shares for an aggregate offering price of $13.1 million pursuant to the A.G.P. Sales Agreement.

We have no other ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements

We have incurred recurring losses and negative cash flows from operations since inception and we expect to generate losses from operations for the foreseeable future primarily due to research and development costs for our potential product candidates. We expect our total cash need for funding operations in 2023 to be in the range of CHF 12 to 14 million and in the 12 months from the issuance date of the present half-year financial statements to be in the range of CHF 12 to 14 million. We believe that our cash position of CHF 50 thousand at June 30, 2023, revenues from Bentrio® product sales and licensing fees, proceeds from the planned divestiture or partnering out of Bentrio® and the inner ear assets, the receipt of grants, licensing and service fees from collaborations in the field of RNA delivery as well as further issuances of Common Shares under the A.G.P. Sales Agreement and the 2022 LPC Purchase Agreement will fund our projected operations through August 2024.

We have based the above estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

●	the ability to monetize our legacy assets, including the ability to close agreed divestiture transactions, and the terms and timing of future divestiture transactions with third parties;

●	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

●	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

●	the number and characteristics of product candidates that we pursue;

●	the cost, timing, and outcomes of regulatory approvals;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We expect that we will require additional funding to continue our development activities for the OligoPhore™ and SemaPhore™ platforms and AM-401 and AM-411 product candidates. We also expect to continue to incur additional costs associated with operating as a public company. Should we be unable to raise sufficient funding through equity or debt financings, partnerships, collaborations, or other sources, we may elect to raise additional funding under the A.G.P. Sales Agreement or the 2022 LPC Purchase Agreement. The funding capacity under this financing instruments is $11.9 million and $9.1 million, respectively. Although these agreements are binding, the ability to raise capital under these programs is subject to market and contractual conditions and the availability of registration statements filed with the SEC.

Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement its long-term business strategy. If additional capital is not available when required, we may need to delay or curtail our operations until such funding is received. The length of time and cost of developing our product candidates and/or failure of them at any stage of the approval process will materially affect our financial condition and future operations. Such matters are not within our control and thus all associated outcomes are uncertain. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs, which could materially harm our business, prospects, financial condition and operating results. This could then result in bankruptcy, or the liquidation of the Company. These factors raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared on a going concern basis, which contemplates the continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business.

For more information as to the risks associated with our future funding needs, see “Item 3—Key Information-D. Risk factors” in the Annual Report.

Contractual Obligations and Commitments

The following table presents information relating to our contractual obligations as of June 30, 2023:

	Payments Due by Period
	Less Than	Between	Between
	1 Year	1 and 3 Years	3 and 5	Years Total
		(in thousands of CHF)
Convertible loan (1)	1,500	1,000	—	2,500
Loan agreements (2), (3)	950	—	—	950
Lease obligations (4)	3	—	—	3
Total	2,453	1,000	—	3,453

(1)	On May 1, 2023, the Company entered into the 2023 FiveT Loan, pursuant to which FiveT IM loaned the Company CHF 2,500,000. The 2023 FiveT Loan bears interest at the rate of 10% per annum and matures on March 4, 2025, and is convertible at a rate of CHF 1.42 per common share. Under the agreement the Company will repay a minimum of CHF 125,000 each month in either cash or common shares.
(2)	On September 9, 2022, the Company entered into a loan agreement with FiveT Investment Management Ltd., Dominik Lysek and Thomas Meyer. The loan in the amount of CHF 600,000 bears interest at the rate of 5% and matures as of May 31, 2023; the maturity date was subsequently amended to July 31, 2023. The loan was repaid on July 15, 2023.
(3)	On December 28, 2022, the Company entered into two separate loan agreements with two private investors, pursuant to which they agreed to loan to the Company an aggregate of CHF 250,000 and CHF 100,000, respectively. The loans bear interest at the rate of 5% per annum and mature as of May 31, 2023; the maturity date was subsequently amended to July 31, 2023. The loans were repaid on July 15, 2023.
(4)	Lease obligations consist of payments pursuant to a short-term lease agreement not accounted for on the balance sheet. The lease term is indefinite and can be terminated with a six-month notice period.

Under the terms of our collaboration and license agreement with Xigen related to AM-111, we are obliged to make development milestone payments on an indication-by-indication basis of up to CHF 1.5 million upon the successful completion of a Phase 2 clinical trial and regulatory milestone payments on a product-by-product basis of up to CHF 2.5 million, subject to a mid-twenties percentage reduction for smaller indications, e.g., those qualifying for orphan drug status, upon receiving marketing approval for a product. The milestones are not included in the table above as they have not met the recognition criteria for provisions and the timing of these is not yet determinable as it is dependent upon the achievement of earlier mentioned milestones.

Under the terms of the asset purchase agreement with Otifex Therapeutics Pty Ltd, we made in the first half of 2022 a one-time, final development milestone payment of $100,000 related to AM-125.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements except for the short-term lease mentioned in “Item 5—Operating and Financial Review and Prospects-F. Tabular disclosure of contractual obligations” in the Annual Report.

Significant Accounting Policies and Use of Estimates and Judgment

There have been no material changes to the significant accounting policies and estimates described in “Item 5—Operating and Financial Review and Prospects–A. Operating results—Significant accounting policies and use of estimates and judgment” in the Annual Report.

Recent Accounting Pronouncements

See Note 4 to our audited financial statements included in our most recent Annual Report on Form 20-F for a full description of recent accounting pronouncements, including the expected dates of adoption and effects on the Company’s financial condition, results of operations and cash flows.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to:

●	our operation as a development-stage company with limited operating history and a history of operating losses;

●	our need for substantial additional funding to continue the development of our product candidates before we can expect to become profitable from sales of our products and the possibility that we may be unable to raise additional capital when needed;

●	the timing, scope, terms and conditions of a potential divestiture or partnering of the Company’s traditional business as well as the cash such transaction(s) may generate;

●	the market acceptance and resulting sales from Bentrio® in international markets;

●	our dependence on the success of OligoPhore™, SemaPhore™, AM-401 and AM-411, which are still in preclinical development, may eventually prove to be unsuccessful;

●	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

●	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects, particularly in light of the global outbreak of the novel coronavirus, which continues to evolve;

●	uncertainty surrounding whether any of our product candidates will receive regulatory approval or clearance, which is necessary before they can be commercialized;

●	if our product candidates obtain regulatory approval or clearance, our product candidates being subject to expensive, ongoing obligations and continued regulatory overview;

●	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

●	our ability to obtain certification of Bentrio® as a Class II medical device under the European Medical Device Regulation and to obtain regulatory approval for prophylactic or therapeutic claims related to viral infections;

●	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

●	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

●	our reliance on our current strategic relationships with Washington University or Nuance Pharma and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;

●	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;

●	our ability to obtain, maintain and protect our intellectual property rights and operate our business without infringing or otherwise violating the intellectual property rights of others;

●	our ability to meet the continuing listing requirements of Nasdaq and remain listed on The Nasdaq Capital Market;

●	the chance that certain intangible assets related to our product candidates will be impaired; and

●	other risk factors set forth in our most recent Annual Report on Form 20-F.

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations, cash flows or financial condition. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.